                                                             PAGE 1 OF ___ PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         DELCO REMY INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   246626 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 ROBERT G. ROBISON, ESQ. MORGAN, LEWIS & BOCKIUS
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6126
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 AUGUST 1, 2000
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    The Exhibit Index is located on page [ ].

                                                             PAGE 2 OF ___ PAGES

                                  SCHEDULE 13D


CUSIP NO. 246626 10 5
---------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITICORP VENTURE CAPITAL, LTD.
--------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) / /
                                                                                                       (b) / /
--------------------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e) / /
--------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             NEW YORK
--------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                           -----------------------------------------------------------------
   SHARES                  8   SHARED VOTING POWER

 BENEFICIALLY                        5,134,647 SHARES OF CLASS A COMMON STOCK**
                           -----------------------------------------------------------------
   OWNED BY                9   SOLE DISPOSITIVE POWER

     EACH                  -----------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
  REPORTING
                                      8,160,038 SHARES OF CLASS A COMMON STOCK***
 PERSON WITH               -----------------------------------------------------------------


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       8,160,038 SHARES OF CLASS A COMMON STOCK***
--------------------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           /X/

--------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45%
--------------------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------------------




*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF CITICORP VENTURE CAPITAL, LTD. ("CVC"), FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

*** INCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO BE ACQUIRED BY CVC OR ITS AFFILIATE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN MASCOTECH, INC. AND CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                             PAGE 3 OF ___ PAGES

                                  SCHEDULE 13D


CUSIP NO. 246626 10 5
---------------------



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIBANK, N.A.
--------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) / /
                                                                                                       (b) / /
--------------------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             NOT APPLICABLE

--------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)           / /

--------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

--------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                           -----------------------------------------------------------------
   SHARES                  8   SHARED VOTING POWER

 BENEFICIALLY                        5,134,647 SHARES OF CLASS A COMMON STOCK**

   OWNED BY                -----------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
     EACH
                           -----------------------------------------------------------------
  REPORTING                10  SHARED DISPOSITIVE POWER

 PERSON WITH                          8,160,038 SHARES OF CLASS A COMMON STOCK***
                           -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       8,160,038 SHARES OF CLASS A COMMON STOCK***
--------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           /X/

--------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                   45%
--------------------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
                       BK
--------------------------------------------------------------------------------------------



*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CITICORP VENTURE CAPITAL, LTD. ("CVC"). INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

*** EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC. INCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO BE ACQUIRED BY CVC OR ITS AFFILIATE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN MASCOTECH, INC. AND CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                             PAGE 4 OF ___ PAGES

                                  SCHEDULE 13D


CUSIP NO. 246626 10 5
---------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITICORP
--------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) / /
                                                                                                       (b) / /
--------------------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                  NOT APPLICABLE

--------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)           / /

--------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

--------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                           -----------------------------------------------------------------
   SHARES                  8   SHARED VOTING POWER

 BENEFICIALLY                        5,134,647 SHARES OF CLASS A COMMON STOCK**

   OWNED BY                -----------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
     EACH
                           -----------------------------------------------------------------
  REPORTING                10  SHARED DISPOSITIVE POWER

 PERSON WITH                          8,160,038 SHARES OF CLASS A COMMON STOCK***
                           -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,160,038 SHARES OF CLASS A COMMON STOCK***
--------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           /X/

--------------------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             45%
--------------------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       HC
--------------------------------------------------------------------------------------------




*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CITICORP VENTURE CAPITAL, LTD. ("CVC"). INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

*** EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC. INCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO BE ACQUIRED BY CVC OR ITS AFFILIATE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN MASCOTECH, INC. AND CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                             PAGE 5 OF ___ PAGES

                                  SCHEDULE 13D


CUSIP NO. 246626 10 5
---------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIGROUP HOLDINGS COMPANY
--------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) / /
                                                                                                       (b) / /
--------------------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                  NOT APPLICABLE

--------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)           / /

--------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

--------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                           -----------------------------------------------------------------
   SHARES                  8   SHARED VOTING POWER

 BENEFICIALLY                        5,134,647 SHARES OF CLASS A COMMON STOCK**
                           -----------------------------------------------------------------
   OWNED BY                9   SOLE DISPOSITIVE POWER

     EACH                  -----------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
  REPORTING
                                      8,160,038 SHARES OF CLASS A COMMON STOCK***
 PERSON WITH
                           -----------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,160,038 SHARES OF CLASS A COMMON STOCK***
--------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           /X/

--------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45%
--------------------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
                       HC
--------------------------------------------------------------------------------------------




*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CITICORP VENTURE CAPITAL, LTD. ("CVC"). INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

*** EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC. INCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO BE ACQUIRED BY CVC OR ITS AFFILIATE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN MASCOTECH, INC. AND CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                             PAGE 6 OF ___ PAGES

                                  SCHEDULE 13D


CUSIP NO. 246626 10 5
---------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIGROUP INC.
--------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) / /
                                                                                                       (b) / /
--------------------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                  NOT APPLICABLE

--------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)                                      |_|
--------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
--------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF
                           -----------------------------------------------------------------
   SHARES                  8   SHARED VOTING POWER

 BENEFICIALLY                        5,156,551 SHARES OF CLASS A COMMON STOCK**

   OWNED BY                -----------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
    EACH
                           -----------------------------------------------------------------
  REPORTING                10  SHARED DISPOSITIVE POWER

 PERSON WITH                          8,181,942 SHARES OF CLASS A COMMON STOCK***
                           -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       8,181,942 SHARES OF CLASS A COMMON STOCK***
--------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           /X/

--------------------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45%
--------------------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       HC
--------------------------------------------------------------------------------------------




*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CITICORP VENTURE CAPITAL, LTD. ("CVC"). INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP, AND 21,904 SHARES OF CLASS A COMMON STOCK HELD BY OTHER AFFILIATES OF CITIGROUP INC.

*** EXCLUDES 6,278,055 SHARES OF CLASS B COMMON STOCK, ALL OR A PORTION OF WHICH MAY BE CONVERTED INTO CLASS A COMMON STOCK AND 1,680,038 SHARES OF COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE OF A WARRANT HELD BY AN AFFILIATE OF CVC. INCLUDES 3,025,391 SHARES OF CLASS A COMMON STOCK OWNED BY AN AFFILIATE OF MASCOTECH, INC. TO BE ACQUIRED BY CVC OR ITS AFFILIATE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, BETWEEN MASCOTECH, INC. AND CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. INCLUDES 1,527,304 SHARES OF CLASS A COMMON STOCK HELD BY AFFILIATES OF CVC, FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP, AND 21,904 SHARES OF CLASS A COMMON STOCK HELD BY OTHER AFFILIATES OF CITIGROUP INC.

                                                             PAGE 7 OF ___ PAGES

ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of Delco Remy International, Inc., a Delaware corporation (the "Company").

                  The principal executive offices of the Company are located at 2902 Enterprise Drive, Anderson, Indiana 46013.


ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(1)(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), by virtue of its direct beneficial ownership of Class A Common Stock, (ii) Citibank, N.A., a national banking association ("Citibank"), by virtue of its ownership of all of the outstanding common stock of CVC, (iii) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citibank, (iv) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (v) Citigroup Inc., a Delaware corporation, by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

                  Attached as Schedule A is information concerning each executive officer and director of each of CVC and Citigroup, which is ultimately in control of CVC. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

                  (b) The address of the principal business and principal office of each of CVC, Citibank and Citicorp is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the principal business and principal office of Citigroup is 153 East 53rd Street, New York, New York 10043.

                  (c) CVC's principal business is investing in leveraged buy-outs. Citibank is engaged in the business of banking. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

                                                             PAGE 8 OF ___ PAGES

                  (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Citibank is a national banking association. CVC is a New York corporation. Each of Citicorp, Citicorp Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Statement on Schedule 13D are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  In July 1994, CVC purchased 230,590 shares of Class A Common Stock and 319,410 shares of non-voting Class B Common Stock, par value $.01 per share, of the Company ("Class B Common Stock") for $1,100,000. Shortly after the purchase of such shares, CVC transferred 67,869.71 shares of Class
A Common Stock and 52,227.74 shares of Class B Common Stock to certain employees of CVC. On December 19, 1997, the Company declared a 16.8 to 1 stock split on shares of Class A and Class B Common Stock. As of that date, CVC, after taking into account conversions of Class B Common Stock into Class
A Common Stock which had occurred since July 1994, owned 108,102.17 shares of Class A Common Stock and 321,800.38 shares of Class B Common Stock. After giving effect to the stock split, CVC owned 1,816,116 shares of Class A
Common Stock and 5,406,246 shares of Class B Common Stock. Subsequent to the Company's initial public offering in December, 1997, CVC owned 3,607,343 shares of Class A Common Stock and 6,278,058 shares of Class B Common Stock.

                                                             PAGE 9 OF ___ PAGES

                  CVC has entered into a Stock Purchase Agreement, dated as of August 1, 2000 (the "Stock Purchase Agreement"), with MascoTech, Inc., a Delaware corporation ("MascoTech"), pursuant to which CVC or its affiliate will acquire shares or equity interests in and debt of up to seven companies currently owned by MascoTech or its wholly-owned subsidiaries for $125 million. Included in the shares to be acquired are 3,025,391 shares of Class A Common Stock (the "Shares") owned by MascoTech, Inc. or its wholly-owned subsidiaries. The closing of this purchase is conditioned on, among other things, CVC and MascoTech obtaining all necessary governmental approvals and the closing under the Recapitalization Agreement, dated as of August 1, 2000 (the "Recapitalization Agreement"), between MascoTech and Riverside Company LLC, a limited liability company organized under the laws of Delaware. CVC shall not have any right or obligation to acquire the Shares if the closing under the Recapitalization Agreement does not occur. In addition, certain shares may not be acquired by CVC if third parties exercise rights-of-first refusal or refuse to consent to the transfer of such shares. If either event occurs, there will be an appropriate adjustment to the aggregate purchase price. The source of funds to purchase the Shares will be internal working capital.

                  The foregoing summary of certain provisions of the Stock Purchase Agreement is qualified in its entirety by the complete text of such Stock Purchase Agreement which is attached as Exhibit B hereto and incorporated herein by this reference.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Except as described in this Statement on Schedule 13D, CVC is acquiring the Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), CVC may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company, including, but not limited to, to certain officers, employees or affiliates of CVC. CVC may transfer some of the Shares to certain of its officers and employees. In addition, it is contemplated that an employee of CVC will become a Director of the Company.

                  The Stock Purchase Agreement requires MascoTech to assign to CVC or its affiliate all of MascoTech's rights and obligations under certain agreements between MascoTech and the Company. Under an Amended and Restated Securities Purchase and Holders Agreement, dated December 22, 1997 (the "Stockholders' Agreement"), among the Company, CVC, World Equity Partners, L.P. ("WEP"), MascoTech Automotive Systems Group, Inc. ("MascoTech Automotive"), Harold K. Sperlich, James R. Gerrity and the individuals named therein as management investors (the "Management Investors") (collectively, the "Investors"), MascoTech Automotive has the right to nominate one member to the Board of Directors of the Company and the Investors agreed to vote their shares of Class A Common Stock in favor of such nominee. MascoTech Automotive has also been granted rights under a Registration Rights Agreement between the Company, CVC and other shareholders of the Company (the

                                                            PAGE 10 OF ___ PAGES

"Registration Rights Agreement"). All these rights under the Stockholders' Agreement and the Registration Rights Agreement will be assigned to CVC or its affiliate.

                  The Reporting Persons disclaim beneficial ownership of the shares of Class A Common Stock beneficially owned by MascoTech Automotive, except to the extent that the Reporting Persons are deemed to have beneficial ownership pursuant to the Stock Purchase Agreement.

                  The foregoing summaries of certain provisions of the Stockholders Agreement and the Registration Rights Agreement are qualified in their entirety by the complete text of the Stockholders' Agreement which is attached as Exhibit C hereto and Exhibit D hereto, each of which are incorporated herein by this reference.

                  Except as described in this Statement on Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Statement on Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date of this filing, CVC owns 3,607,343 shares of Class A Common Stock (19.9% of all shares of Class A Common Stock outstanding). By the terms of the Company's Certificate of Incorporation, CVC may convert shares of Class B Common Stock into shares of Class A Common Stock only to the extent permitted by applicable law. CVC presently owns 6,278,055 shares of Class B Common Stock which CVC, under certain circumstances, could convert into Class A Common Stock. CVC owns 40.5% of all outstanding shares of Class A and Class B Common Stock treated as a single class. In addition, by the terms of the Stock Purchase Agreement, CVC or its affiliate will acquire an additional 3,025,391 shares

                                                            PAGE 11 OF ___ PAGES

of Class A Common Stock. These additional shares, together with the shares of Class A Common Stock currently owned by CVC, represent 36.6% of all shares of Class A Common Stock outstanding and, together with the shares of Class A Common Stock and Class B Common Stock currently owned by CVC, 52.9% of all outstanding shares of Class A and Class B Common Stock treated as a single class. CVC disclaims beneficial ownership of these additional Shares. Certain subsidiaries of Citigroup directly beneficially own 21,904 shares of Class A Common Stock which represent less than 1% of all shares of Class A Common Stock outstanding. Percentages are based on the number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of June 6, 2000 as reported in the Company's recent 10-Q.

                  (b) CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 3,607,343 shares of Class A Common Stock owned by CVC by virtue of, and this form is being filed by Citibank, Citicorp, Citigroup Holdings and Citigroup solely because of, Citibank's 100% ownership interest in CVC, Citicorp's 100% ownership interest in Citibank, Citigroup Holding's 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings. Citigroup may be deemed to share the voting and dispositive power of the 21,904 shares of Class A Common Stock directly beneficially owned by certain subsidiaries of Citigroup.

                  (c) Except for the transactions contemplated by the Stock Purchase Agreement as described in Item 3, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Statement on Schedule 13D, has effected a transaction in shares of Class A Common Stock during the past 60 days.

                  (d) No person other than CVC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by CVC.

                  (e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  Except as set forth in Items 3, 4 and 6, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                  (a)      STOCKHOLDERS' AGREEMENT

                           The following is a summary description of the
principal terms of the Stockholders' Agreement applicable to CVC and is subject to and qualified in its entirety by reference to the Stockholders' Agreement.

                                                            PAGE 12 OF ___ PAGES

                           Pursuant to the Stockholders' Agreement, the
Investors agreed to vote their shares in favor of the Board of Directors of the Company being composed of seven directors as follows: Harold K. Sperlich (so long as he continues to serve as chairman of the Board of Directors); one individual nominated by MascoTech Automotive; two individuals nominated by CVC, James R. Gerrity (so long as he continues to serve as an officer or a consultant to the Company); Thomas J. Snyder (so long as he continues to serve as President of the Company); and one independent director. The Board of Directors of the Company is currently comprised of Messrs. Sperlich, Gerrity and Snyder, Richard
M. Cashin, Jr. and Michael A. Delaney, as CVC nominees, E.H. Billig, as MascoTech Automotive's nominee, and Robert J. Schultz, as the independent director.

                           The Investors have agreed to vote their shares of
Class A Common Stock in favor of any proposal by CVC or MascoTech Automotive
(x) to remove directors nominated by CVC or MascoTech Automotive or (y) to fill directorships vacated by directors nominated by CVC or MascoTech Automotive. Each of CVC and MascoTech Automotive will retain the right to nominate the number of directors designated above so long as they own at least 7% of the outstanding shares of Common Stock; provided that if either CVC or MascoTech Automotive owns less than 7% of the outstanding shares of Common Stock as a result of an event or events other than the sale of such shares by the holder thereof, then the right to nominate directors as specified above will continue. The Investors' obligation to so vote their shares of Class A Common stock terminates on July 28, 2004. As discussed in item 4 above, upon the consummation of the purchase of the Shares, MascoTech Automotive's right to nominate a director will be assigned to CVC or its affiliate.

                  (b)      REGISTRATION RIGHTS AGREEMENT.

                           The following summary description of the Registration
Rights Agreement is subject to and qualified in its entirety by reference to the Registration Rights Agreement. CVC has been granted the right to require the Company to file one or more registration statements and WEP has been granted the right, subject to certain conditions, to require the Company to file one registration statement with the Commission registering the shares held by them. CVC and certain other shareholders of the Company, including MascoTech Automotive, have been granted the right, subject to certain restrictions, to require the Company to include shares held by them in any registration statements filed by the Company with the Commission, subject to certain limited exceptions. The Company has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Registration Rights Agreement and to indemnify the parties thereto against certain liabilities in connection with any such registration. As discussed in item 4 above, MascoTech Automotive's rights under the Registration Agreement will be assigned to CVC or its affiliate.

                                                            PAGE 13 OF ___ PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 99.A      --     Joint Filing Agreement among Citicorp
                                    Venture Capital, Ltd., Citibank, N.A.,
                                    Citicorp, Citigroup Holdings Company and
                                    Citigroup Inc.

           Exhibit 99.B      --     Stock Purchase Agreement, dated as of August
                                    1, 2000, by and between MascoTech, Inc. and Citicorp Venture Capital, Ltd.

           Exhibit 99.C      --     Amended and Restated Securities Purchase and
                                    Holders Agreement, dated December 22, 1997, by and among Delco Remy International, Inc.,
                                    Citicorp Venture Capital, Ltd., MascoTech
                                    Automotive Systems Group, Inc., and the
                                    other individuals named therein.

           Exhibit 99.D       --     Registration Rights Agreement for Common
                                    Stock dated July 29, 1994 by and among DR
                                    International, Inc., a Delaware corporation,
                                    Citicorp Venture Capital Ltd., World Equity
                                    Partners, L.P., MascoTech Automotive Systems
                                    Group, Inc., Harold K. Sperlich, James R.
                                    Gerrity and the Management Investors named therein (incorporated by reference to
                                    Exhibit 1 to Citicorp Venture Capital,
                                    Ltd.'s Schedule 13-D filed on February 12,
                                    1998).

                                                           PAGE ___ OF ___ PAGES



                                    SIGNATURE


           After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:     August 10, 2000

                                             CITICORP VENTURE CAPITAL, LTD.


                                             By: /s/ Michael Bradley
                                                 -------------------
                                                 Name:  Michael Bradley
                                                 Title: Vice President


                                             CITIBANK, N.A.


                                             By: /s/ Joseph B. Wollard
                                                 ---------------------
                                                 Name:  Joseph B. Wollard
                                                 Title: Assistant Secretary


                                             CITICORP


                                             By: /s/ Joseph B. Wollard
                                                 ---------------------
                                                 Name:  Joseph B. Wollard
                                                 Title: Assistant Secretary


                                             CITIGROUP HOLDINGS COMPANY


                                             By: /s/ Kenneth Cohen
                                                 ---------------------
                                                 Name:  Kenneth Cohen
                                                 Title: Assistant Secretary

                                                           PAGE ___ OF ___ PAGES


                                             CITIGROUP INC.


                                             By: /s/ Joseph B. Wollard
                                                 ---------------------
                                                 Name:  Joseph B. Wollard
                                                 Title: Assistant Secretary

                                                            PAGE 16 OF ___ PAGES

                                                                      SCHEDULE A

                         CITICORP VENTURE CAPITAL, LTD.


DIRECTORS
---------

William T. Comfort
Michael A. Delaney
Thomas F. McWilliams
Paul C. Schorr
David F. Thomas
Ann Goodbody
Mary Lynn Putney


OFFICERS                              TITLE
--------                              -----

William T. Comfort                    Senior Vice President
Byron L. Knief                        Vice President
Michael T. Bradley                    Vice President
Charles E. Corpening                  Vice President
Michael A. Delaney                    Vice President*
Ian D. Highet                         Vice President
David Y. Howe                         Vice President
Richard E. Mayberry                   Vice President
Thomas F. McWilliams                  Vice President
M. Saleem Muqaddam                    Vice President
Paul C. Schorr                        Vice President*
Joseph M. Silvestri                   Vice President
David F. Thomas                       Vice President*
James A. Urry                         Vice President
John D. Weber                         Vice President
Lauren M. Connelly                    Vice President and Secretary
Michael S. Gollner                    Vice President
Anthony P. Mirra                      Vice President & Assistant Secretary
Darryl A. Johnson                     Assistant Vice President








All of the above officers are appointed to their respective offices subject to any necessary approval by the Small Business Administration.

*  Denotes the functional title of Managing Director

                                                            PAGE 17 OF ___ PAGES

                                                                      SCHEDULE A

                                 CITIGROUP INC.


OFFICERS                                    TITLE
--------                                    -----

C. Michael Armstrong                        Director
Alain J.P. Belda                            Director (Brazil)
Kenneth J. Bialkin                          Director
Kenneth T. Derr                             Director
John M. Deutch                              Director
The Honorable Gerald R. Ford                Director
Ann Dribble Jordan                          Director
Robert I. Lipp                              Director and Executive Officer
Reuben Mark                                 Director
Michael T. Masin                            Director
Dudley C. Mecum                             Director
Richard D. Parsons                          Director
Andrall E. Pearson                          Director
Robert E. Rubin                             Director and Executive Officer
Franklin A. Thomas                          Director
Sanford I. Weill                            Director and Executive Officer
Arthur Zankel                               Director
Winifred F.W. Bischoff                      Executive Officer (United Kingdom)
Michael A. Carpenter                        Executive Officer
Paul J. Collins                             Executive Officer
Michael D'Ambrose                           Executive Officer
Jay S. Fishman                              Executive Officer
Michael B.G. Froman                         Executive Officer
Thomas Wade Jones                           Executive Officer
Marjorie Magner                             Executive Officer
Deryck C. Maughan                           Executive Officer (United Kingdom)
Victor J. Menezes                           Executive Officer (India)
Charles O. Prince, III                      Executive Officer
William R. Rhodes                           Executive Officer
Petros Sabatacakis                          Executive Officer
Todd S. Thomson                             Executive Officer
Thomas Trainer                              Executive Officer
Marc P. Weill                               Executive Officer
Robert B. Willumstad                        Executive Officer
Barbara A. Yastine                          Executive Officer

                                                            PAGE 18 OF ___ PAGES



                                  EXHIBIT INDEX




                                                                      Sequential
           Exhibit No.                                             Numbered Page
           -----------                                             -------------

           Exhibit 99.A      --     Joint Filing Agreement among Citicorp
                                    Venture Capital, Ltd., Citibank, N.A.,
                                    Citicorp, Citigroup Holdings Company and
                                    Citigroup Inc.

           Exhibit 99.B      --     Stock Purchase Agreement, dated as of August
                                    1, 2000, by and between MascoTech, Inc. and Citicorp Venture Capital, Ltd.

           Exhibit 99.C      --     Amended and Restated Securities Purchase and
                                    Holders Agreement, dated December 22, 1997, by and among Delco Remy International, Inc.,
                                    Citicorp Venture Capital, Ltd., MascoTech
                                    Automotive Systems Group, Inc., and the
                                    other individuals named therein.

           Exhibit 99.D      --     Registration Rights Agreement for Common
                                    Stock dated July 29, 1994 by and among DR
                                    International, Inc., a Delaware corporation,
                                    Citicorp Venture Capital Ltd., World Equity
                                    Partners, L.P., MascoTech Automotive Systems
                                    Group, Inc., Harold K. Sperlich, James R.
                                    Gerrity and the Management Investors named therein (incorporated by reference to
                                    Exhibit 1 to Citicorp Venture Capital,
                                    Ltd.'s Schedule 13-D filed on February 12,
                                    1998).